Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Pengrowth Energy Trust ("Pengrowth")
Monterey Exploration Ltd. ("Monterey")
2100, 222 – 3rd Avenue S.W.
Calgary, AB  T2P 0B4

2.	Date of Material Change:

September 15, 2010

3.	News Release:

A joint press release disclosing the details summarized in this material change report was issued by Pengrowth and Monterey on September 15, 2010 and disseminated through the facilities of Marketwire.

4.	Summary of Material Change:

Pengrowth (PGF.UN – TSX; PGH – NYSE) and Monterey (MXL – TSX) announced that their previously announced Plan of Arrangement (the "Arrangement") involving Pengrowth, Pengrowth Corporation, 1551985 Alberta Ltd., Monterey and the securityholders of Monterey closed on September 15, 2010.  Under the terms of the Arrangement, Pengrowth indirectly acquired all of the issued and outstanding common shares of Monterey (the "Monterey Shares") not previously owned by Pengrowth in exchange for the issuance of approximately 27,967,959 trust units of Pengrowth ("Trust Units") and 4,994,426 exchangeable shares of Pengrowth Corporation ("Exchangeable Shares") (which shares, as at and following the closing date of the Arrangement, are exchangeable for 4,994,426 Trust Units).

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Pengrowth and Monterey announced that their previously announced Arrangement involving Pengrowth, Pengrowth Corporation, 1551985 Alberta Ltd., Monterey and the securityholders of Monterey closed on September 15, 2010.  Under the terms of the Arrangement, Pengrowth indirectly acquired all of the issued and outstanding Monterey Shares not previously owned by Pengrowth in exchange for the issuance of approximately 27,967,959 Trust Units and 4,994,426 Exchangeable Shares (which shares, as at and following the closing date of the Arrangement, are exchangeable for 4,994,426 Trust Units).

Under the terms of the Arrangement, each Monterey shareholder was permitted to elect to receive, for each Monterey Share held, either: (i) 0.8298 of a Trust Unit; or (ii) 0.8298 of an Exchangeable Share.  Non-resident and tax exempt Monterey shareholders were not permitted to elect to receive Exchangeable Shares as described above.

As a result of the Arrangement, the Monterey Shares have been delisted from the Toronto Stock Exchange.

Related Party Transaction

The Arrangement constituted a related party transaction for Pengrowth within the meaning of MI 61-101 as Monterey was and is a related party of Pengrowth as a result of the fact that Pengrowth held, prior to the effective date of the Arrangement, 19.6% of the outstanding Monterey Shares.

Mr. Christopher G. Webster, the Chief Financial Officer of Pengrowth, owned, or had control or direction over, a total of 82,000 Monterey Shares.  In addition, one member of the Board of Directors of Pengrowth owned 5,600 Monterey Shares.

The Arrangement was approved by the Board of Directors of Pengrowth Corporation on Friday, July 9, 2010. The member of the Board of Directors holding 5,600 Monterey Shares did not participate in the vote to approve the Arrangement as a result of the conflict of interest presented by his ownership of Monterey Shares.  In addition, Mr. James S. Kinnear, a member of the Board of Directors of Pengrowth Corporation, voted against the approval of the Arrangement.

The Arrangement was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction exceeded 25% of Pengrowth's market capitalization.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information contact Mr. Chris Webster, Chief Financial Officer of Pengrowth, by telephone at (403) 233-0224.

9.	Date of Report:

September 27, 2010